EXHIBIT 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Tube City IMS, LLC (successor by merger and name change of International Mill Service, Inc. with and into Tube City, LLC)	Delaware

Tube City IMS Holding B.V.	The Netherlands

Tube City IMS Canada Limited (formerly, International Mill Service Limited)	Canada

Tube City IMS France Holding SAS	France

Tube City IMS France Sud SAS	France

Tube City IMS Kosice s.r.o.	Slovak Republic

Tube City IMS Balkan d.o.o.	Serbia

Tube City IMS Belgium BVBA	Belgium

Tube City IMS Servicos Industriais do Brasil Ltda.	Brazil

TCIMS de Mexico S. de R.L. de C.V.	Mexico

TCIMS Servicios de Mexico S. de R.L. de C.V.	Mexico